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                             November 1, 2021

       Maxim Melnikov
       Chief Executive Officer
       Cian PLC
       64 Agiou Georgiou Makri
       Anna Maria Lena Court, Flat 201
       Larnaca, 6037
       Cyprus

                                                        Re: Cian PLC
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed October 28,
2021
                                                            File No. 333-260218

       Dear Mr. Melnikov:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       Use of Proceeds, page 68

   1. We note your disclosure that approximately $27.1 million of the net proceeds will be used to repay the
obligations outstanding under your Phantom Share Program. Please revise to clarify how you arrived
at the $27.1 million. In this regard, your disclosures on page
                                                        167 appear to indicate
that you expect approximately $20.4 phantom shares to your CEO and CFO will be settled
in cash. You also refer to $15.3 million related to other employee phantom shares in which
you cannot estimate with certainty whether employees will opt to settle in cash or
ordinary shares. Also, please revise your disclosures here to address the $15.3 million
potential cash settlements.
 Maxim Melnikov
Cian PLC
November 1, 2021
Page 2
Capitalization, page 70

2. We note your disclosure on page 70 that a portion of the net proceeds will be used to repay obligations of your Phantom Share Program and that this program will be terminated upon effectiveness. Please revise to provide pro forma disclosures addressing the potential scenarios if the participants settle in cash or choose to settle in shares. Pro forma EPS information should be provided for the various scenarios. Refer to Article 11-
       02(a)(10) of Regulation S-X.
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 215-1319 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameMaxim Melnikov
                                                              Division of
Corporation Finance
Comapany NameCian PLC
                                                              Office of
Technology
November 1, 2021 Page 2
cc:       J. David Stewart
FirstName LastName